UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer

Earnings Release

1st quarter 2026

(BRGAAP)


Santander Select
SANTANDER VALENCIA GLOBAL MULTIMERCADO CIC FI
Getnet
Work Café

It starts here

https://www.santander.com.br/ri/en/

Index

1st quarter 2026 Earnings release (BRGAAP)

In 1Q26, we maintained our focus on executing our strategy, with the ambition of becoming the leading financial platform in our **customers'** lives. We make continuous and consistent progress in building an increasingly diversified, resilient and profitable operation, well positioned for sustainable long-term growth.

We closed the quarter with a net profit of R$ 3.8 billion, representing a decline of 7.3% QoQ and 1.9% YoY. Return on equity reached 16.0%, down 1.6 p.p. QoQ and 1.5 p.p. compared to the same period of 2025.

Total revenues increased 0.8% QoQ and 0.9% YoY. Net interest income rose 3.1% QoQ and declined 0.7% YoY. On a quarterly basis, performance was mainly driven by an improvement in market NII, reflecting positive sensitivity to the decline in interest rates, lower number of business days, and improved treasury results. On an annual basis, the decline reflects the negative interest rate sensitivity and lower treasury results, weighing on market NII results. Client NII declined 1.4% QoQ and increased 4.8% YoY. On a quarterly basis, performance reflects fewer calendar and business days, while yearly growth was mainly driven by volume, mix and pricing discipline, contributing to spread expansion.

Fees delivered solid annual performance, increasing 5.8% YoY, supported by revenue diversification, with a more balanced contribution between credit and services, and remaining a key growth pillar. Highlights include cards fees (+9.8%) and insurance fees (+12.2%). On a quarterly basis, fees declined 5.5%, reflecting typical seasonality, particularly in cards.

The expanded loan portfolio declined 0.4% QoQ and increased 3.4% YoY, totaling R$ 705,582 million. The quarterly decline was mainly driven by seasonality in cards and FX effects. Over twelve months, growth was led by consumer finance (+14.2%), while in Individuals, mortgages (+10.6%) and cards (+9.1%) stood out, and SMEs grew 9.9% YoY. We maintain a disciplined approach to capital allocation, focused on strategic businesses, portfolio risk management and profitability.

Total funding reached R$ 743,309 million, increasing 0.6% QoQ and 2.8% YoY, maintaining our focus on a more balanced mix between Individuals and Companies, with Individuals representing 51% of total funding (+6 p.p. YoY).

The result from loan losses totaled R$ 6,344 million, increasing 3.9% QoQ and declining 0.7% YoY. On a quarterly basis, provisions remained pressured by the macroeconomic environment and elevated household indebtedness, while the annual decline reflects active risk management and portfolio mix effects.

Expenses remained under strict control, stable QoQ and increasing 0.9% YoY, well below inflation. We remain committed to efficient cost management and the use of technology to optimize processes and maximize productivity.

We remain committed to delivering sustainable long-term results through a solid and diversified balance sheet, driven by an unwavering focus on excellence in customer experience.

Quarterly Highlights

Managerial net profit

R$ 3.8 billion — -7.3% QoQ; -1.9% YoY

Expanded loan portfolio

R$ 706 billion — -0.4% QoQ; +3.4% YoY

Funding from clients

R$ 664 billion — -1.0% QoQ; +1.9% YoY

Client NII

R$ 16.6 billion — -1.4% QoQ; +4.8% YoY

Market NII

R$ -0.8 billion — -48.1% QoQ; n.d. YoY

Cost of risk

3.73% — Stable QoQ; Stable YoY

Efficiency ratio

37.7% — -1.1 p.p. QoQ; +0.5 p.p. YoY

ROAE

16.0% — -1.6 p.p. QoQ; -1.5 p.p. YoY




Work Café



Customer Centricity

Technological evolution to serve our customers where, how and when they desire


Work Café

Integrated customer perspective

We remain focused on being the most present bank in our customers' lives. Our customer-centric strategy translates into sustainable growth of our customer base, particularly among primary relationship clients, higher satisfaction levels, as measured by NPS, and improved profitability. We expanded our customer base by 6% over twelve months, reaching 75.2 million clients, and our active customers base by 3% YoY, totaling 34.2 million.

The evolution of our business model, supported by the intensive use of technology to serve customers where, how and when they choose, has enabled continuous improvement of the customer journey, with product offerings better aligned with individual profiles and a clear focus on primary relationships. To support the recovery of profitability, we remain focused on our three primary-relationship pillars: transactionality, credit and investments.

Obsession with a complete customer experience

We continuously seek to enhance our customer offering and service model, combining human interaction with digital channels to deliver the best experience across all touchpoints with the bank. In digital channels, we continue to advance technologically, offering increasingly simple and comprehensive journeys.

In assisted channels, encompassing both physical branches and remote service, our service model positions the branch as a convenience channel and an integral part of our comprehensive multichannel offering.

We remain focused on hyper-personalization, with interactions increasingly based on customer behavior and life moments, driving higher engagement and conversion.

Our efforts are reflected in rising customer satisfaction in recent years across both Individual and Companies segments, reinforcing our commitment to delivering solutions that meet customer needs with excellence in service and experience.

Santander Rewards

Redefining the Bank's entire value proposition based on *Primacy*

In line with our customer-centric strategy, we launched Santander Rewards, a relationship model based on primary banking relationships that reinforces our card offering. Under this program, the level of engagement and depth of the relationship drive credit card point acceleration benefits.

Aligned with our commitment to innovation, the initiative enables a more integrated and personalized value proposition, fostering the development of long-term customer relationships.


Níveis Santander Rewards

+ Relationship | + Points | + Experiences

Executive summary

R$ million	1Q26	4Q25	1Q26 x 4Q25	1Q25	1Q26 x 1Q25
Managerial net profit	3,788	4,086	-7.3%	3,861	-1.9%
Performance indicators					
Managerial return on average equity[1] - annualized	16.0%	17.6%	-1.6 p.p.	17.4%	-1.5 p.p.
Managerial return on average asset[1] - annualized	1.2%	1.3%	-0.1 p.p.	1.2%	0.0 p.p.
Efficiency ratio[2]	37.7%	38.8%	-1.1 p.p.	37.2%	0.5 p.p.
NPL ratio (15 to 90 days)	3.4%	3.3%	0.1 p.p.	3.3%	0.0 p.p.
NPL ratio (over 90 days)	3.3%	3.1%	0.2 p.p.	2.8%	0.6 p.p.
Coverage ratio of stage 3 loan portfolio[3]	67.6%	66.4%	1.1 p.p.	74.1%	-6.5 p.p.
Balance sheet	Mar/26	Dec/25	Mar/26 x Dec/25	Mar/25	Mar/26 x Mar/25
Total assets	1,286,795	1,255,624	2.5%	1,234,641	4.2%
Total expanded loan portfolio[4]	705,582	708,201	-0.4%	682,293	3.4%
Funding from clients[5]	663,850	670,430	-1.0%	651,486	1.9%
Equity	97,523	95,650	2.0%	90,544	7.7%
BIS ratio	15.2%	15.4%	-0.2 p.p.	14.3%	0.8 p.p.
CET1 ratio	11.2%	11.6%	-0.3 p.p.	11.1%	0.2 p.p.
Shares indicators	1Q26	4Q25	1Q26 x 4Q25	1Q25	1Q26 x 1Q25
Market cap (R$ million)	114,405	126,300	-9.4%	99,507	15.0%
Managerial net profit by unit (R$) - annualized	4.05	4.38	-7.5%	4.13	-2.1%
Accounting net profit by unit (R$) - annualized	3.98	4.31	-7.6%	4.05	-1.7%
Total shares by the end of the period - million[6]	7,490	7,471	19	7,471	19
Book value by unit (R$)	25.57	25.11	1.8%	23.69	7.9%
IoC and dividends[7] (R$ million)	2,000	2,620	(620)	1,500	500
Other data	Mar/26	Dec/25	Mar/26 x Dec/25	Mar/25	Mar/26 x Mar/25
Employees	49,107	49,661	(554)	55,303	(6,196)
Stores	868	916	(48)	1,126	(258)
Points of sale	754	769	(15)	979	(225)
Own ATMs	5,788	6,006	(218)	7,146	(1,358)
Shared ATMs	27,312	26,705	607	24,285	3,027

(1) Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,773 million in March 2026, R$ 1,843 million in December 2025 and R$ 2,060 million in March 2025.

(2) Efficiency Ratio: General Expenses over Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries.

(3) Coverage ratio: stage 3 provision under stage 3 portfolio.

(4) Including private securities and guarantees (mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers, eurobonds and floating rates notes).

(5) Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes - "LCA", Mortgage Credit Notes - "LCI", Financial Bills, Certificates of Structured Operations - "COE", and Secured Mortgage Notes - "LIG".

(6) Number of shares representing the outstanding share capital, excluding treasury shares.

(7) Mar/26: On January 9th, 2026, approved distribution of IoC in the amount of R$ 2,000 million;
Dec/25: On October 10th, 2025, approved the distribution of IoC in the amount of R$ 2,000 million, and on December 22nd, 2025, approved the distribution of IoC in the amount of R$ 620 million;
Mar/25: On January 10th, 2025, approved the distribution of IoC in the amount of R$ 1,500 million.

Managerial Income Statement

R$ million

	1Q26	4Q25	1Q26 x 4Q25	1Q25	1Q26 x 1Q25
Net interest income	15,812	15,332	3.1%	15,922	-0.7%
Client NII	16,584	16,818	-1.4%	15,825	4.8%
Market NII	(771)	(1,486)	-48.1%	97	n.a.
Fees	5,435	5,754	-5.5%	5,137	5.8%
Total revenue	21,248	21,086	0.8%	21,058	0.9%
Result from loan losses	(6,344)	(6,105)	3.9%	(6,390)	-0.7%
Provision for loan Losses	(6,827)	(6,768)	0.9%	(7,012)	-2.6%
Recovery of loans written-off as losses	483	664	-27.2%	622	-22.4%
General expenses	(6,633)	(6,633)	0.0%	(6,573)	0.9%
Personnel expenses	(3,050)	(3,044)	0.2%	(3,189)	-4.4%
Administrative expenses	(3,583)	(3,589)	-0.2%	(3,384)	5.9%
Tax expenses	(1,453)	(1,471)	-1.2%	(1,341)	8.3%
Investments in affiliates and subsidiaries	89	71	25.7%	77	16.3%
Other operating income/expenses	(2,300)	(2,609)	-11.8%	(2,126)	8.2%
Operating income	4,607	4,340	6.2%	4,704	-2.1%
Non operating income	(25)	7	n.a.	43	n.a.
Profit before tax	4,583	4,347	5.4%	4,747	-3.5%
Income tax and social contribution	(677)	(110)	n.a.	(823)	-17.7%
Minority interest	(118)	(150)	-21.6%	(64)	85.0%
Managerial net profit	3,788	4,086	-7.3%	3,861	-1.9%
Accounting net profit	3,725	4,023	-7.4%	3,778	-1.4%

Managerial net profit and ROAE

R$ million


-1.5 p.p.
-1.6 p.p.
ROAE
17.4%
16.4%
17.5%
17.6%
16.0%
3,861
3,659
4,009
4,086
3,788
1Q25
2Q25
3Q25
4Q25
1Q26

Net Interest Income

R$ million

	1Q26	4Q25	1Q26 x 4Q25	1Q25	1Q26 x 1Q25
Client NII	16,584	16,818	-1.4%	15,825	4.8%
Product NII	15,472	15,688	-1.4%	14,865	4.1%
Volume	625,877	617,744	1.3%	605,630	3.3%
Spread (p.a.)	10.41%	10.46%	-0.05 p.p.	10.33%	0.08 p.p.
Working capital	1,111	1,130	-1.7%	959	15.8%
Market NII	(771)	(1,486)	-48.1%	97	n.a.
NII	15,812	15,332	3.1%	15,922	-0.7%

Net interest income reached R$ 15,812 million in 1Q26, an increase of 3.1% quarter-over-quarter. Client NII amounted to R$ 16,584 million, decreasing 1.4% quarterly, while market NII losses narrowed significantly.

On an annual comparison, NII declined 0.7%, reflecting the performance of market NII, negatively affected by its sensitivity to higher interest rates, while client NII increased 4.8%, supported by wider spread and higher volumes during the period.

In the quarter, client NII declined 1.4%; despite higher average volumes, with growth concentrated in lower-risk products. Performance reflects (i) fewer days impacting both credit and funding NII, as well as (ii) the effect of deferred fees reclassified to NII, which also pressured spreads. Excluding this effect, spreads would have remained flat QoQ. On an annual basis, client NII increased 4.8%, supported by higher volumes and wider spreads, as well as greater working capital remuneration, mainly driven by the Selic rate.

Market NII showed a recovery in the quarter, posting a loss of R$ 771 million, compared to a negative R$ 1,486 million in the previous quarter, mainly reflecting positive sensitivity to the decline in interest rates, fewer business days, higher accrual of inflation-linked securities and improved treasury results. On an annual basis, the deterioration was primarily driven by negative sensitivity to the increase of interest rate and lower treasury results.

Evolution of net interest income

R$ million


0.08 p.p.
-0.05 p.p.
Spread (p.a.)
10.33%
10.55%
10.63%
10.46%
10.41%
NII
15,922
15,396
15,208
15,332
15,812
Client NII
15,825
16,127
16,556
16,818
16,584
Market NII
97
(730)
(1,348)
(1,486)
(771)
1Q25
2Q25
3Q25
4Q25
1Q26

Fees

R$ million	1Q26	4Q25	1Q26 x 4Q25	1Q25	1Q26 x 1Q25
Cards	1,560	1,680	-7.2%	1,420	9.8%
Insurance fees	1,117	1,125	-0.7%	996	12.2%
Current account	854	889	-3.9%	900	-5.1%
Credit operations	483	513	-6.0%	453	6.5%
Asset management	525	547	-4.1%	446	17.7%
"Consórcios"	305	288	5.7%	264	15.6%
Asset management and pension funds	220	257	-14.3%	182	20.9%
Securities brokerage and placement	477	408	16.8%	398	19.8%
Collection services	295	272	8.5%	277	6.5%
Others	124	318	-60.9%	246	-49.5%
Total fees	5,435	5,754	-5.5%	5,137	5.8%

Fees totaled R$ 5,435 million in 1Q26, declining 5.5% in the quarter, mainly reflecting the typical seasonality of the first quarter, particularly in cards and credit operations, as well as lower revenues from capitalization and services provided to affiliates under other revenues. Over twelve months, fees increased 5.8%, with expansion across most lines, driven by cards, insurance and asset management (both funds and **"consórcios")**, partially offset by lower current account and other revenues.

Evolution of total fees

R$ million


5.8%
-5.5%
5,137
5,204
5,552
5,754
5,435
1Q25
2Q25
3Q25
4Q25
1Q26

Fee breakdown

R$ million


5,137
140
(46)
121
30
79
79
18
(122)
5,435
1Q25
Cards
Current Account
Insurance Fees
Credit Operations
Securities Brokerage and Placement
Asset Management
Collection Services
Others
1Q26

Cards

Card revenues totaled R$ 1,560 million in 1Q26, declining 7.2% QoQ, mainly reflecting year-end sales seasonality, resulting in lower turnover in the period. Compared to 1Q25, revenues increased 9.8%, primarily driven by higher credit card turnover, supported by increased average spending.

Turnover and average spending[1]

R$ billion


100
106
110
121
114
96.5
25.5
71.0
99.6
25.4
74.2
101.2
24.8
76.4
109.1
26.9
82.1
97.5
22.8
74.7
1Q25
2Q25
3Q25
4Q25
1Q26
Credit
Debit
Average spending (base 100)

Cards revenues

R$ million


1,420
1,483
1,568
1,680
1,560
1Q25
2Q25
3Q25
4Q25
1Q26

(1) Credit Spending.

Insurance

Insurance fees totaled R$ 1,117 million in 1Q26, declining 0.7% QoQ, due to the concentration of some annual policy renewals in 4Q. On an annual basis, revenues increased 12.2%, reflecting strong performance in non-credit-linked insurance, particularly in the auto segment, as well as the expansion of new products such as "*Proteção Vitalícia*".

Insurance revenues


R$ million
996
999
1,125
1,125
1,117
1Q25
2Q25
3Q25
4Q25
1Q26

Securities brokerage and placement

Securities brokerage and placement fees totaled R$ 477 million in the period, increasing 16.8% in the quarter and 19.8% over twelve months. Both variations were driven by a higher number of fixed-income transactions, with a focus on institutional clients.

Securities brokerage and placement revenues


R$ million
398
353
426
408
477
1Q25
2Q25
3Q25
4Q25
1Q26

Current account

Current account service fees totaled R$ 854 million in 1Q26, declining 3.9% QoQ and 5.1% YoY. We continue to prioritize the completeness of customer relationships, with a focus on transactionality and primary relationships.

Current account revenues


R$ million
47.0
47.7
48.5
49.4
50.2
900
939
892
889
854
1Q25
2Q25
3Q25
4Q25
1Q26
Current Account
Account holders (million)

Asset management

Asset management revenues totaled R$ 525 million in the period, declining 4.1% in the quarter. Over twelve months, these revenues increased 17.7%, driven by both funds and "consórcios". Commercial acceleration, combined with the expansion of our "consórcio" offering and a specialized sales force, has supported this performance, with "consórcio" revenues increasing 15.6% over twelve months.

Asset management revenues


R$ million
446
460
484
547
525
264
281
291
288
305
182
179
193
257
220
1Q25
2Q25
3Q25
4Q25
1Q26
Asset Management
"Consórcios"

Credit operations and Collections Services

Credit operation fees totaled R$ 483 million in 1Q26, declining 6.0% QoQ, reflecting seasonality, with higher loan origination volumes in the fourth quarter. On an annual basis, these revenues increased 6.5%, supported by repricing of account opening fees, lower exemptions, and higher loan origination volumes. Collection and billing service fees totaled R$ 295 million in the period, increasing 8.5% QoQ and 6.5% YoY, mainly reflecting the initial monetization of a consumer finance FIDC structured in 4Q25, contributing to revenue diversification and recurrence.

Result from loan losses and cost of risk

R$ million


3.74%
3.90%
3.86%
3.76%
3.73%
6,390
6,862
6,524
6,105
6,344
7,012
7,758
7,510
6,768
6,827
(622)
(896)
(986)
(664)
(483)
1Q25
2Q25
3Q25
4Q25
1Q26
Provision for loan losses
Recovery of loans written-off as losses
Cost of risk¹

The result from loan losses totaled R$ 6,344 million in 1Q26, increasing 3.9% QoQ and declining 0.7% YoY. On a quarterly basis, provisions remain pressured by the macroeconomic environment, while the annual decline reflects active risk management and portfolio mix effects.

Provision for loan losses increased 0.9% QoQ, remaining pressured by the macroeconomic environment, with high interest rates and elevated household indebtedness. On an annual basis, provisions declined 2.6%, reflecting consistent risk management combined with an improved portfolio mix, with a higher share of lower-risk exposures, resulting in a stronger credit profile.

Revenue from recovery of loans written-off as losses totaled R$ 483 million in the quarter, declining 27.2% QoQ and 22.4% YoY. We remain committed to operational excellence, supported by the intensive use of technology and data, enabling a more timely and accurate understanding of our customers' life moments.

Cost of risk reached 3.73%, remaining stable both QoQ and YoY, reflecting lower provision expenses alongside moderate loan portfolio growth.

(1) Annualized accumulated cost of risk.

NPL Formation[1]


1.02%
0.99%
1.02%
0.97%
1.01%
6,998
6,766
6,915
6,676
7,186
1Q25
2Q25
3Q25
4Q25
1Q26
NPL formation (R$ million)
NPL formation over total loan portfolio[1]

NPL Formation totaled R$ 7,186 million in 1Q26, increasing 7.6% QoQ and 2.7% YoY. The NPL formation-to-expanded-loan-portfolio-ratio reached 1.01% in the period, up 0.05 p.p. QoQ and down 0.01 p.p. YoY.

Write-off


0.93%
1.21%
0.73%
0.60%
0.78%
6,344
8,205
4,997
4,177
5,508
1Q25
2Q25
3Q25
4Q25
1Q26
Write-off (R$ million)
Write-off over total loan portfolio[2]

Write-off totaled R$ 5,508 million in 1Q26, increasing 31.9% QoQ and declining 13.2% YoY. Throughout 2025, we refined our write-off policies based on a more granular assessment of recoverability across each portfolio, to be implemented in the 1H26. In the quarter, a higher level of loss anticipation also contributed to the increase in the quarterly comparison.

Renegotiated loan portfolio

R$ billion

At the end of 1Q26, the portfolio totaled R$ 50.1 billion. Coverage of this portfolio stood at 44.6% at quarter-end, compared to 44.9% in the previous quarter.


49.3%
51.1%
50.2%
48.6%
47.1%
45.3%
44.6%
45.2%
44.9%
44.6%
48.7
44.8
45.2
49.4
50.1
24.0
22.9
22.7
24.0
23.6
Mar/25
Jun/25
Sep/25
Dec/25
Mar/26
Renegotiated portfolio
Restructured portfolio
Coverage ratio
Restructured / Renegotiated portfolio

(1) NPL Formation is calculated by adding the portfolio written-off during the period to the change in the balance of the over-90-day non-performing expanded loan portfolio, over the prior quarter's expanded loan portfolio, not considering the renegotiated portfolio. (2) Average expanded loan portfolio balance for the last two quarters.

Asset quality

As of 1Q26, delinquency indicators began to be reported in line with the expanded portfolio concept, which includes securities and guarantees in addition to the loan portfolio.

15-to-90-day NPL ratio


5.4%
5.2%
4.9%
5.0%
5.2%
3.3%
3.3%
3.1%
3.3%
3.4%
1.2%
1.4%
1.4%
1.6%
1.6%
Mar/25
Jun/25
Sep/25
Dec/25
Mar/26
Corporate and SMEs
Individuals
Total


4.2%
4.6%
4.7%
4.9%
4.8%
0.1%
0.2%
0.1%
0.3%
0.2%
Mar/25
Jun/25
Sep/25
Dec/25
Mar/26
SMEs
Corporate

The 15-to-90-day NPL ratio closed the quarter at 3.4%, up 0.1 p.p. QoQ, remaining broadly stable despite a more challenging macroeconomic environment and reflecting more negative seasonality, driven by lower liquidity in the period.

The 15–to-90-day NPL ratio for individuals increased in 1Q26, reaching 5.2%, reflecting (i) first-quarter seasonality, (ii) a more challenging macroeconomic environment, particularly among lower-income segments, and (iii) a smaller individual loan portfolio base. On an annual basis, the ratio declined 0.2 p.p., in line with disciplined origination focused on profitability.

For Corporate and SMEs, the ratio stood at 1.6%, stable QoQ and up 0.3 p.p. YoY. In SMEs, the ratio remained stable QoQ and increased 0.6 p.p. YoY, reaching 4.8% at the end of 1Q26. In corporate, a higher number of Chapter 11 cases pressured the annual performance, while the quarterly comparison showed a 0.1 p.p. improvement.

Over-90-day NPL ratio


4.3%
4.0%
4.2%
4.6%
4.9%
2.8%
2.6%
2.8%
3.1%
3.3%
1.3%
1.2%
1.4%
1.6%
1.8%
Mar/25
Jun/25
Sep/25
Dec/25
Mar/26
Corporate and SMEs
Individuals
Total


4.6%
4.1%
4.8%
5.5%
6.0%
0.1%
0.1%
0.2%
0.1%
0.2%
Mar/25
Jun/25
Sep/25
Dec/25
Mar/26
SMEs
Corporate

The over-90-day NPL ratio reached 3.3% in 1Q26, increasing 0.2 p.p. QoQ and 0.6 p.p. YoY, driven mainly by individuals, particularly in lower-income segments, and by Corporate and SMEs, especially among smaller companies. It is important to note that enhancements to write-off policies, developed in 2025, will impact delinquency indicators throughout 2026.

In Individuals, the over-90-day NPL ratio increased 0.3 p.p. in the quarter and 0.6 p.p. over twelve months. In both periods, the deterioration was concentrated in the mass income segment, which were impacted by a more challenging macroeconomic environment.

In Corporate and SMEs, the ratio increased 0.2 p.p. in the quarter and 0.6 p.p. over twelve months. The deterioration was mainly driven by SMEs, with the ratio increasing 0.5 p.p. in the quarter and 1.4 p.p. over twelve months, reaching 6.0%.

In Corporate, the ratio stood at 0.2%, worsening by 0.1 p.p. in the quarter and 0.2 p.p. over twelve months.

Expenses

R$ million	1Q26	4Q25	1Q26 x 4Q25	1Q25	1Q26 x 1Q25
Outsourced services, transports, security and financial system Services	(912)	(914)	-0.1%	(952)	-4.2%
Advertising, promotions and publicity	(123)	(211)	-41.9%	(164)	-25.0%
Data processing	(1,036)	(975)	6.2%	(785)	32.0%
Communications	(58)	(73)	-21.1%	(63)	-8.6%
Rentals	(108)	(114)	-5.6%	(164)	-34.3%
Maintenance and conservation of assets	(61)	(75)	-19.7%	(62)	-2.1%
Water, electricity and gas	(36)	(59)	-39.6%	(43)	-18.2%
Material	(21)	(27)	-20.5%	(27)	-20.5%
Other	(340)	(294)	15.6%	(310)	9.8%
Subtotal	(2,694)	(2,743)	-1.8%	(2,570)	4.8%
Depreciation and amortization[1]	(888)	(846)	5.0%	(814)	9.1%
Total administrative expenses	(3,583)	(3,589)	-0.2%	(3,384)	5.9%
Compensation[2]	(2,050)	(2,052)	-0.1%	(2,132)	-3.8%
Charges	(564)	(530)	6.3%	(602)	-6.3%
Benefits	(420)	(443)	-5.1%	(434)	-3.2%
Training	(16)	(20)	-20.5%	(21)	-26.8%
Other	0	0	-99.8%	(0)	n.a.
Total personnel expenses[2]	(3,050)	(3,044)	0.2%	(3,189)	-4.4%
Administrative + personnel expenses (excludes depreciation and amortization)	(5,744)	(5,787)	-0.7%	(5,759)	-0.3%
Total general expenses	(6,633)	(6,633)	0.0%	(6,573)	0.9%
Employees	49,107	49,661	(554)	55,303	(6,196)
Stores and points of sale	1,622	1,685	(63)	2,105	(483)

General expenses totaled R$ 6,633 million in 1Q26, remaining stable QoQ, with increases mainly in technology-related investments and the amortization of these investments, which continue to evolve over time.

On an annual basis, total expenses increased 0.9%, well below inflation in the period. It is important to note that footprint and workforce optimization were partially offset by higher technology investments. We maintained strict cost discipline, supported by technology and our culture of productivity and operational excellence.

It is worth noting that in 2025, 1.6 thousand employees were transferred to SSD, a Group company, in line with the strategy of building global service platforms to enhance the Bank's efficiency.

The efficiency ratio reached 37.7% in 1Q26, improving 1.1 p.p. QoQ and increasing 0.5 p.p. YoY. We remain committed to the intensive use of technology, efficient cost management, and disciplined process optimization.

General expenses


R$ million
6,573
814
2,570
3,189
6,412
819
2,561
3,033
6,423
843
2,575
3,005
6,633
846
2,743
3,044
6,633
888
2,694
3,050
1Q25
2Q25
3Q25
4Q25
1Q26
Personnel Expenses
Administrative Expenses
Depreciation and Amortization

Efficiency ratio


37.2%
36.8%
37.5%
38.8%
37.7%
1Q25
2Q25
3Q25
4Q25
1Q26

(1) Excludes 100% of goodwill amortization expenses of R$ 63 million in 1Q26, R$ 64 million in 4Q25, and R$ 82 million in 1Q25. (2) Includes profit sharing.

Other operating income and expenses

R$ million	1Q26	4Q25	1Q26 x 4Q25	1Q25	1Q26 x 1Q25
Results from credit cards	(474)	(440)	7.8%	(452)	4.8%
Provisions for contingencies	(1,126)	(901)	24.9%	(928)	21.3%
Other	(700)	(1,268)	-44.8%	(746)	-6.2%
Other operating income (expenses)	(2,300)	(2,609)	-11.8%	(2,126)	8.2%

Other operating income and expenses totaled an expense of R$ 2,300 million in 1Q26, declining 11.8% QoQ, partly reflecting seasonality from higher business volumes in 4Q25, which led to higher transaction-related expenses in that period, among other effects. On an annual basis, expenses increased 8.2%, mainly driven by higher provisions for contingencies.

Balance sheet

R$ million	Mar/26	Dec/25	Mar/26 x Dec/25	Mar/25	Mar/26 x Mar/25
Current assets and long-term assets	1,271,403	1,240,049	2.5%	1,219,181	4.3%
Cash and cash equivalents	9,945	7,633	30.3%	14,117	-29.6%
Financial assets measured at fair value through profit or loss	271,624	250,803	8.3%	237,620	14.3%
Financial assets measured at fair value through others comprehensive income	56,821	67,682	-16.0%	68,171	-16.6%
Interbank investments measured at amortized cost	47,742	38,452	24.2%	39,516	20.8%
Securities financial instruments measured at amortized cost	129,048	117,944	9.4%	122,467	5.4%
Lending operations	417,095	421,944	-1.1%	411,226	1.4%
Other assets measured at amortized cost, other assets and tax assets	339,127	335,591	1.1%	326,065	4.0%
Permanent assets	15,392	15,575	-1.2%	15,459	-0.4%
Temporary assets	2,822	2,830	-0.3%	2,890	-2.4%
Fixed assets	4,360	4,343	0.4%	4,764	-8.5%
Intangibles	8,210	8,402	-2.3%	7,806	5.2%
Total assets	1,286,795	1,255,624	2.5%	1,234,641	4.2%
Current liabilities and long-term liabilities	1,186,580	1,157,824	2.5%	1,142,138	3.9%
Financial liabilities at fair value through profit or loss	52,845	52,758	0.2%	29,066	81.8%
Deposits	489,868	491,090	-0.2%	492,541	-0.5%
Money market funding	163,357	149,753	9.1%	164,702	-0.8%
Borrowings	111,738	102,552	9.0%	115,360	-3.1%
Domestic onlendings - official institutions	9,913	10,742	-7.7%	8,879	11.6%
Funds from acceptance and issuance of securities	189,799	188,255	0.8%	169,527	12.0%
Other financial liabilities measured at amortized cost, other liabilities and tax liabilities	169,061	162,673	3.9%	162,062	4.3%
Minority interest	2,692	2,150	25.2%	1,958	37.5%
Equity	97,523	95,650	2.0%	90,544	7.7%
Total liabilities	1,286,795	1,255,624	2.5%	1,234,641	4.2%

Total assets and liabilities amounted to R$ 1,287 billion in March 2026, increasing 2.5% QoQ and 4.2% YoY. Shareholders' equity reached R$ 97,523 million in the period, up 2.0% quarterly and 7.7% over twelve months.

Expanded loan portfolio

R$ million	Mar/26	Dec/25	Mar/26 x Dec/25	Mar/25	Mar/26 x Mar/25
Individuals	265,261	268,883	-1.3%	268,151	-1.1%
Consumer finance	95,442	93,805	1.7%	83,547	14.2%
SMEs	93,704	94,001	-0.3%	85,278	9.9%
Corporate	251,176	251,512	-0.1%	245,317	2.4%
Total	705,582	708,201	-0.4%	682,293	3.4%

The expanded loan portfolio reached R$ 705,582 million in March 2026, remaining broadly stable QoQ. Performance was driven by (i) 1.7% growth in Consumer Finance and within the Individuals segment and (ii) a 2.1% increase in mortgages. These gains were largely offset by declines in (i) cards (-3.1%), reflecting typical first-quarter seasonality, (ii) payroll loans (-5.2%), and (iii) FX effects in Corporate (-0.1%). Excluding FX effects, the portfolio would have grown 1.0% QoQ.

On an annual basis, the loan portfolio increased 3.4%, with highlights to Individuals including cards (+9.1%) and mortgages (+10.6%), Consumer Finance (+14.2%), and SMEs (+9.9%).

Expanded loan portfolio by product

R$ million	Mar/26	Dec/25	Mar/26 x Dec/25	Mar/25	Mar/26 x Mar/25
Individuals	265,261	268,883	-1.3%	268,151	-1.1%
Leasing / auto loan	6,002	7,009	-14.4%	8,576	-30.0%
Credit card	63,359	65,414	-3.1%	58,080	9.1%
Payroll loans	58,046	61,209	-5.2%	68,706	-15.5%
Mortgages	75,318	73,805	2.1%	68,094	10.6%
Agricultural loans	9,089	9,040	0.5%	10,399	-12.6%
Personal loans / other	37,201	36,647	1.5%	38,549	-3.5%
Private securities[1]	15,574	15,032	3.6%	15,262	2.0%
Guarantees	671	728	-7.8%	486	38.2%
Consumer finance	95,442	93,805	1.7%	83,547	14.2%
Individuals	80,701	78,290	3.1%	70,755	14.1%
Companies	14,740	15,515	-5.0%	12,792	15.2%
Corporate and SMEs	344,880	345,512	-0.2%	330,595	4.3%
Leasing / auto loan	2,851	3,048	-6.4%	3,544	-19.5%
Mortgages	4,279	4,180	2.4%	4,005	6.9%
Trade finance	92,133	94,763	-2.8%	92,344	-0.2%
On-lending	8,896	9,759	-8.8%	7,503	18.6%
Agricultural loans	11,081	11,351	-2.4%	11,813	-6.2%
Working capital / others	95,590	96,044	-0.5%	91,106	4.9%
Private securities[1]	60,238	58,245	3.4%	53,269	13.1%
Guarantees	69,812	68,123	2.5%	67,012	4.2%
Expanded loan portfolio	705,582	708,201	-0.4%	682,293	3.4%

(1) Including mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers, eurobonds and floating rates notes.

Individuals loan portfolio

The individuals loan portfolio totaled R$ 265,261 million in March 2026, declining 1.3% in the quarter, mainly reflecting seasonality in cards and lower payroll loans. Over twelve months, the portfolio contracted 1.1%, driven by the decline in payroll lending.

The credit card portfolio reached R$ 63,359 million, declining 3.1% in the quarter due to seasonality, while increasing 9.1% over twelve months, reinforcing our focus on transactionality.

The mortgage portfolio stood out, increasing 2.1% in the quarter and 10.6% over twelve months.

Payroll loans totaled R$ 58,046 million, declining 5.2% in the quarter and 15.5% over twelve months, in line with our focus on higher-return products.

Personal loans/other, including renegotiated loans, increased 1.5% in the quarter and declined 3.5% over twelve months, totaling R$ 37,201 million at period-end.

Individuals expanded loan portfolio mix


Mar/25: 3.2% / 3.9% / 5.9% / 14.4% / 21.7% / 25.4% / 25.6%
Dec/25: 2.6% / 3.4% / 5.9% / 13.6% / 24.3% / 27.4% / 22.8%
Mar/26: 2.3% / 3.4% / 6.1% / 14.0% / 23.9% / 28.4% / 21.9%
Leasing/ Auto Loan
Agribusiness
Securities and guarantees
Personal Loan/ Other
Credit Card
Mortgages
Payroll Loans

Consumer finance

The consumer finance portfolio totaled R$ 95,442 million, mostly allocated to vehicles, up 1.7% in the quarter and 14.2% over the year.

The total vehicle portfolio to Individuals, including operations by the consumer finance unit and the internal distribution channels, reached R$ 82,349 million in the quarter, up 2.1% quarterly and 8.8% over twelve months.

Consumer finance portfolio mix


R$ million
83,547
11%
89%
93,805
13%
87%
95,442
12%
88%
Mar/25
Dec/25
Mar/26
Vehicles
Goods & Services

Our competitive edge remains anchored in lending expertise, with consumer finance standing out as a key pillar. Cross-sell initiatives and strengthened strategic partnerships with six of the ten largest automakers continue to support consistent portfolio expansion and leadership in Individual vehicle financing, with a 20% market share[1] of the portfolio.

Individual auto loan portfolio by channel


R$ million
75,675
8,576
67,099
80,665
7,009
73,655
82,349
6,002
76,346
Mar/25
Dec/25
Mar/26
Internal channel
Total

Auto loan origination


R$ million
11,241
14,183
13,089
1Q25
4Q25
1Q26

Portfolio LTV (Mar/26):
58.1%

(1) Data-base: February/26.

Corporate and SMEs loans

The expanded Corporate & SMEs loan portfolio totaled R$ 344,880 million, remaining broadly stable in the quarter and increasing 4.3% over twelve months. As of March 2026, guarantees and private securities represented 37.7% of the expanded Corporate portfolio (+1.1 p.p. in the quarter and +1.3 p.p. over twelve months).

The expanded Corporate loan portfolio totaled R$ 251,176 million, remaining stable in the quarter, with a decline in the loan portfolio impacted by FX effects, offset by growth in securities (+3.7%) and guarantees (+3.4%).

Over twelve months, the portfolio increased 2.4%, mainly driven by foreign trade and working capital lines, as well as growth in private securities and guarantees, which increased 14.1% and 3.3%, respectively. Excluding FX effects, the expanded Corporate portfolio would have increased 1.0% in the quarter and 4.6% over twelve months.

The expanded SMEs loan portfolio totaled R$ 93,704 million, remaining stable in the quarter and increasing 9.9% over twelve months, reflecting improvements in the segment offering and a continued focus on strengthening primary relationships.

Expanded corporate and SMEs loan portfolio mix by segment

R$ million


330,595
26%
74%
345,512
27%
73%
344,880
27%
73%
Mar/25
Dec/25
Mar/26
Corporate
SMEs

Expanded corporate and SMEs loan portfolio mix by instrument


37.7%
62.3%
Private Securities and guarantees
Loan portfolio

Loan concentration[1]

R$ million – Mar/26

	Exposure	Exposure / Loan portfolio
Biggest debtor	5,782	0.8%
10 biggest debtors	34,233	4.8%
20 biggest debtors	54,822	7.7%
50 biggest debtors	92,448	12.9%
100 biggest debtors	126,530	17.7%

As of March 2026, only 17.7% of our credit exposure was concentrated among the top 100 largest debtors.

(1) Including: the credit installments pending disbursement to construction companies/real estate developers, holdings in debentures, promissory notes, and mortgage receivables certificates (CRI).

Funding

R$ million	Mar/26	Dec/25	Mar/26 x Dec/25	Mar/25	Mar/26 x Mar/25
Demand deposits	27,462	35,960	-23.6%	50,436	-45.6%
Saving deposits	51,373	53,075	-3.2%	54,786	-6.2%
Time deposits	404,836	395,713	2.3%	381,500	6.1%
Repo products[1]	14,189	18,907	-25.0%	12,536	13.2%
Mortgage (LCI) and agribusiness (LCA) credit notes	90,974	90,409	0.6%	78,340	16.1%
Financial bills and others[2]	75,015	76,365	-1.8%	73,887	1.5%
Funding from clients (A)	663,850	670,430	-1.0%	651,486	1.9%
(-) Reserve Requirements	(92,023)	(91,037)	1.1%	(92,488)	-0.5%
Funding net of reserve requirements	571,827	579,393	-1.3%	558,998	2.3%
Borrowing and onlendings	10,530	11,006	-4.3%	8,910	18.2%
Subordinated debts	29,551	28,319	4.4%	23,659	24.9%
Offshore funding	131,402	120,341	9.2%	131,643	-0.2%
Total funding (B)	743,309	739,059	0.6%	723,210	2.8%
Assets under management[3]	442,409	435,736	1.5%	439,745	0.6%
Total funding and asset under management	1,185,718	1,174,794	0.9%	1,162,955	2.0%
Total credit from clients[4] (C)	635,099	639,350	-0.7%	614,796	3.3%
C/B (%)	85.4%	86.5%	-1.1 p.p.	85.0%	0.4 p.p.
C/A (%)	95.7%	95.4%	0.3 p.p.	94.4%	1.3 p.p.

Customer funding totaled R$ 663,850 million in March 2026, declining 1.0% in the quarter, mainly reflecting the seasonal reduction in demand deposits, followed by lower repo balances. Over twelve months, customer funding increased 1.9%, driven primarily by time deposits, financial bills and LCI. We remain focused on optimizing the funding mix, with a higher share of Individuals, reducing the Bank's funding costs while maintaining sound liquidity levels. Individuals currently account for 51% of total funding, an increase of 6 p.p. over twelve months.

(1) Backed by debentures. (2) Includes notes secured by real estate and COE. (3) According to ANBIMA criteria. (4) Disregarding guarantees. Considering private securities.

Capital

R$ million	Mar/26	Dec/25	Mar/26 x Dec/25	Mar/25	Mar/26 x Mar/25
Tier I capital	93,734	94,548	-0.9%	88,002	6.5%
CET1	85,918	86,427	-0.6%	80,206	7.1%
Additional tier I	7,816	8,122	-3.8%	7,796	0.3%
Tier II capital	22,045	20,521	7.4%	16,098	36.9%
Adjusted capital (tier I and II)	115,779	115,070	0.6%	104,100	11.2%
Risk weighted assets (RWA)	764,131	747,715	2.2%	725,641	5.3%
Credit risk capital requirement	627,072	627,240	0.0%	604,366	3.8%
Market risk capital requirement	44,227	45,564	-2.9%	48,127	-8.1%
Operational risk capital requirement	92,832	74,911	23.9%	73,148	26.9%
Basel ratio	15.2%	15.4%	-0.2 p.p.	14.3%	0.8 p.p.
Tier I (%)	12.3%	12.6%	-0.4 p.p.	12.1%	0.1 p.p.
CET1 (%)	11.2%	11.6%	-0.3 p.p.	11.1%	0.2 p.p.
Additional tier I (%)	1.0%	1.1%	-0.1 p.p.	1.1%	-0.1 p.p.
Tier II (%)	2.9%	2.7%	0.1 p.p.	2.2%	0.7 p.p.

The BIS ratio reached 15.2%, down 0.2 p.p. in the quarter, reflecting the increase in risk-weighted assets (RWA), impacted by the gradual implementation of the new methodology for calculating the Operational RWA, in accordance with Brazilian Central Bank Resolution No. 356/2023. Compared to the same period last year, the ratio increased by 0.8 p.p., driven by the 11.2% growth in adjusted capital (tier I and II). CET1 reached 11.2%, down 0.3 p.p. in the quarter and up 0.2 p.p. over the last 12 months.

Reconciliation of accounting and managerial results

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

	1Q26	Reclassifications						1Q26
R$ million	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	FX Effects (net)	Other events[4]	Managerial
Net Interest Income	**14,257**	**(160)**	**506**	**-**	**-**	**1,430**	**(220)**	**15,812**
Result from Loan Losses	(5,828)	-	(517)	-	-	-	1	(6,344)
FX Effects (net)	1,430	-	-	-	-	(1,430)	-	-
Net Interest Income After Loan Losses	**9,858**	**(160)**	**(11)**	**-**	**-**	**-**	**(219)**	**9,468**
Fees	5,783	-	-	-	-	-	(348)	5,435
General Expenses	(5,834)	-	-	63	(749)	-	(112)	(6,633)
Personnel Expenses	(2,324)	-	-	-	(749)	-	24	(3,050)
Administrative Expenses	(3,510)	-	-	63	-	-	(136)	(3,583)
Tax Expenses	(1,613)	160	-	-	-	-	-	(1,453)
Investments in Affiliates and Subsidiaries	89	-	-	-	-	-	-	89
Other Operating Income/Expenses	(2,990)	-	11	-	-	-	679	(2,300)
Operating Income	**5,294**	**-**	**-**	**63**	**(749)**	**-**	**-**	**4,607**
Non Operating Income	(25)	-	-	-	-	-	-	(25)
Net Profit Before Tax	**5,270**	**-**	**-**	**63**	**(749)**	**-**	**-**	**4,583**
Income Tax and Social Contribution	(677)	-	-	-	-	-	-	(677)
Profit Sharing	(749)	-	-	-	749	-	-	-
Minority Interest	(118)	-	-	-	-	-	-	(118)
Net Profit	**3,725**	**-**	**-**	**63**	**-**	**-**	**-**	**3,788**

(1) Currency Hedge: under Brazilian tax rules, gains (losses) on foreign currency investments derived from exchange rate fluctuations are not taxable (deductible) for PIS/COFINS purposes. This tax treatment results in exchange rate exposure to taxes. A currency hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from overseas investments (branches and subsidiaries);
(2) Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted. Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided;
(3) Amortization of Goodwill: reversal of goodwill amortization expense;
(4) Other events: Reclassifications from Other Operating Income/Expenses to Net Interest Income, Fees, and General Expenses. Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments.